Exelon Generation Company

December 5, 2012

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Exelon Generation Company, LLC, Registration Statement on Form S-4, File No. 333-184712

Dear Ms. Ransom:

On behalf of Exelon Generation Company, LLC (the “Company”), enclosed for filing via EDGAR with the United States Securities and Exchange Commission (the “Commission”), in response to a comment received by telephone on December 3, 2012 from Staff of the Commission with respect to the above-referenced registration statement on Form S-4 (File No. 333-184712) filed by the Company (the “Registration Statement”), is Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”). Please note that the Amendment consists solely of an amendment to the signature page to the Registration Statement.

In connection with the foregoing, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement to Patrick Gillard of Ballard Spahr LLP at (215) 864-8536.

Sincerely,

/s/ Lawrence Bachman, Esq.

Assistant General Counsel

cc:	Patrick R. Gillard, Esq.